UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34307 / June 22, 2021

_____

In the Matter of   :
                                                                                                        :
FRANKLIN TEMPLETON CO-INVESTING INTERVAL FUND   :
FRANKLIN BLACKHORSE, L.P.   :
FRANKLIN TALOS, L.P.   :
FRANKLIN VENTURES INVESTMENTS, L.P. – FVP SERIES 1   :
FRANKLIN VENTURES INVESTMENTS, L.P. – FVP SERIES 2   :
FRANKLIN VENTURES INVESTMENTS, L.P. – FVP SERIES 3   :
FRANKLIN ADVISERS, INC.   :
One Franklin Parkway   :
San Mateo, CA 94403   :
                                                                                                        :
(812-15170)   :
                                                                                                        :
_____ :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT

Franklin Templeton Co-Investing Interval Fund, et al., filed an application on October 8, 2020, and
amended it on April 14, 2021, requesting an order under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the
Act. The order would permit certain business development companies and registered closed-end
management investment companies (collectively, "Regulated Funds") to co-invest in portfolio
companies with each other and with affiliated investment funds.

On May 27, 2021, a notice of the filing of the application was issued (Investment Company Act
Release No. 34289). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Franklin Templeton Co-Investing Interval Fund, et al. (File No. 812-15170) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary